

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2015

<u>Via E-mail</u>
Edward Zimmerman III
Chief Financial Officer
EnzymeBioSystems
7575 W. Washington Ave., Suite 127
Las Vegas, NV 89128

      Re: **EnzymeBioSystems**
                 Amendment No. 1 to
                 Revised Preliminary Information Statement on Schedule 14C
                 May 4, 2015
                 File No. 000-53854

Dear Mr. Zimmerman:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                 Sincerely,

                 /s/ Daniel Greenspan for

                 Jeffrey P. Riedler
                 Assistant Director